

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File No. 82-34729

April 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

06012363

SUPPL

        Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the
               Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

        Legacy Hotels Real Estate Investment Trust (the "Trust") established an
exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended
(the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003.
In connection with such exemption, each of the following additional documents,
communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

   Press Releases of April 6, 2006

   -       **Legacy Hotels Real Estate Investment Trust Announces First Quarter
           Financial Results Release Date**

        The Trust is providing the enclosed documents, communications and information,
and will provide future documents, communications and information, in reliance upon (1) Rule
12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed"
with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act
and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications
and information shall not constitute an admission for any purpose that the Trust is subject to the
Exchange Act.

Securities and Exchange Commission
April 6, 2006
Page 2

If you have any questions in connection with this submission, please
communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown
& Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: _____
Stuart M. Miller
Secretary

Enclosure

cc: Robert P. Freeman, Esq.



LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST
ANNOUNCES FIRST QUARTER FINANCIAL RESULTS RELEASE DATE

TORONTO, April 6, 2006 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) will release its first quarter financial results on April 28, 2006 to be followed by a conference call at 2:30 p.m. (Eastern Time). The conference call will include a brief discussion of the quarter followed by questions and answers. Participating on the call will be members of Legacy's senior management.

Investors are invited to access the call by dialing 416-340-2216 or 1-866-898-9626. You will be required to identify yourself and the organization on whose behalf you are participating. A recording of this call will be made available through to May 5, 2006. To access this recording, please dial 416-695-5800 or 1-800-408-3053 and use the reservation number 3182762.

A live audio webcast of this conference call will also be available via Legacy's website (www.legacyhotels.ca). An archived recording of the webcast will remain available on Legacy's website until the next quarterly financial results conference call.

About Legacy Hotels Real Estate Investment Trust
Legacy is the largest Canadian lodging real estate investment trust, focused on the ownership of luxury and first-class hotels. With a presence across Canada and in two top U.S. markets, Legacy's portfolio of 24 hotels provides geographical diversification across major urban centres. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
             Executive Director, Investor Relations
             Tel: 1-416-860-6140
             Email: investor@legacyhotels.ca
             Website: www.legacyhotels.ca